Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 2/29/2024:

13,394,136 Common Shares

Date: March 6, 2024

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On February 28, 2024, the Issuer announced that it has entered into a non-binding term sheet dated February 13, 2024, as amended (the “Term Sheet”), and a Loan Agreement (as defined below) with Holding Company (as defined below), with Israel-based Kadimastem Ltd a clinical cell therapy public company traded on the Tel Aviv Stock Exchange under the symbol (TASE:KDST) (“Kadimastem”), whereby the parties will complete a business combination that will constitute a reverse merger into the Issuer by Kadimastem (the “Proposed Transaction”).

The Proposed Transaction will be effected by way of a plan of arrangement involving a newly created wholly-owned subsidiary of the Issuer and Kadimastem (the “Arrangement”). The resulting issuer that will exist upon completion of the Proposed Transaction (the “Resulting Issuer”) will change its business from medical cannabis to biotechnology and, at the closing of the Proposed Transactions (the "Closing"), Kadimastem shareholders will hold 88% of the common shares of the Resulting Issuer (the “Resulting Issuer Shares”) and the shareholders of the Company will hold 12% of the Resulting Issuer Share. Parties may agree, in the Definitive Agreement, on a different structure of equity in lieu of the warrants (as described below) with a similar result. The Proposed Transaction is an arm’s length transaction.

Prior to Closing, the Issuer's existing medical cannabis operation and other current activities in Israel and Germany (the "Legacy Business") will be restructured (the “Spin-Out”) as a contingent value right (the "CVR"). The CVR will entitle the holders thereof to receive net cash, equity, or other net value upon the sale of the Legacy Business following the Closing, subject to the terms of the Loan Agreement.

To facilitate the sale of the Legacy Business, a special committee of Issuer's Board of Directors was formed, which will oversee the potential sale in collaboration with legal and financial advisors.

The Legacy Business will be made available for potential sale to a third party for a period of up to 12 months from Closing (the "Record Date"). After the Record Date, any remaining Legacy Business in the CVR will be offered for sale through a tender process, subject to the terms of the best offer. The proceeds from the sale of the Legacy Business will be utilized to settle debts and distribute the remaining balance, if any, to CVR holders.

As a condition of Closing, Kadimastem will have approximately $5 million in gross funds, at Closing including capital raised concurrently with the completion of the Proposed Transaction from existing shareholders and additional investors.

In addition to the foregoing, subject to compliance with applicable law, the Issuer shall grant shareholders of the Issuer as of Closing, with warrant(s) equal their pro rata portion, of 2% of the Resulting Issuer’s issued and outstanding common share capital (the "IMC Shares") prior to the Closing Date (in the aggregate), with an exercise price per share equal to the 10 day volume-weighted average price of the Resulting Issuer’s shares calculated on the NASDAQ Capital Market (“Nasdaq”), ending 2 trading days prior to Closing, the warrants will be for a period of 24 months following Closing.

In accordance with the terms of the Proposed Transaction, the holders of the issued and outstanding shares in the capital of Kadimastem (the “Kadimastem Shares”) will be issued such number of the Issuer Shares in exchange for every one (1) Kadimastem Share held immediately prior to the completion of the Proposed Transaction that reflects the ratio outlined above (the “Exchange Ratio”). Outstanding convertible securities of Kadimastem (the “Kadimastem Convertible Securities”) will be treated through customary mechanics as shall be determined in the definitive agreement, which may include, the assumption of the Kadimastem Convertible Securities by the Issuer subject to customary adjustments to reflect the Exchange Ratio and exercise price.

Pursuant to the terms of the Term Sheet, a loan agreement dated February 28, 2024 (the "Loan Agreement") was entered between IMC Holdings Ltd. a wholly-owned subsidiary of the Issuer (the "Holding Company") and Kadimastem. Pursuant to the Loan Agreement, Kadimastem will provide a loan of up to US$650,000 to the Holding Company, funded in two installments: US$300,000 upon signing the Loan Agreement and US$350,000 upon the execution of the definitive agreement regarding the Proposed Transaction (the "Loan").

The Loan accrues interest at a rate of 9.00% per annum, compounding annually and is secured by the following collaterals and guarantees: (a) 10% of the proceeds derived from any operation sale under the CVR (“Charged Rights”), limited to the outstanding Loan Amount and expenses according to the Loan Agreement, accordingly Holding Company may, at its sole discretion, to record a second-ranked fixed charge  over the Charged Rights or, alternatively, in case the existing pledges over the Charged Rights at the date of signing this Loan Agreement are subsequently discharged or removed, then the Borrower shall promptly record a first-ranking fixed charge over the Charged Assets with all applicable public records; provided that Holding Company shall not impose any new lien, mortgage, charge or pledge over the Charged Rights that did not exist on the date hereof, or any other liens, subject to customary exclusions; (b) the Holding Company shall use its best efforts to record a first-ranking fixed charge over the assets of its subsidiary, A.R Yarok Pharm Ltd, in due course when applicable and as deemed appropriate; and (c) a personal guarantee by Mr. Oren Shuster, the Issuer’s CEO.

Prior to the completion of the Proposed Transaction, the Issuer will call a meeting of its shareholders for the purpose of approving, among other matters:

-	approve the Proposed Transaction;

-	approve the Spin-Out;

-	a change of name of the Issuer as directed by Kadimastem and acceptable to the applicable regulatory authorities effective upon Closing; and

-	reconstitution of the Issuer’s board of directors.

Upon closing of the Proposed Transaction, all of the Issuer’s current directors and executive officers will resign and the board of directors of the Resulting Issuer will, subject to the approval of governing regulatory bodies, consist of nominees of Kadimastem. All of the executive officers shall be replaced by nominees of Kadimastem, all in a manner that complies with the requirements of governing regulatory bodies and applicable securities and corporate laws.

Details of insiders and proposed directors and officers of the Resulting Issuer will be disclosed in a further news release.

The completion of the Proposed Transaction is subject to a number of conditions, including but not limited to the following:

-	the execution of a definitive agreement;

-	completion of mutually satisfactory due diligence;

-	completion of the Share Consolidation; and

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receipt of all required regulatory, corporate and third party approvals, including approvals by governing regulatory bodies, the shareholders of the Issuer and Kadimastem, applicable Israeli governmental authorities, and the fulfilment of all applicable regulatory requirements and conditions necessary to complete the Proposed Transaction.

The parties are committed to seeking a successful completion of the Proposed Transaction as soon as practicable, but there can be no absolute certainty that the Proposed Transaction will take place.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

On February 2024, an international trademark licensing agreement was signed granting Adjupharm GmbH, the Issuer's German subsidiary, the exclusive right to launch the BLK MKTTM brand in the German medical cannabis market.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In February 2024, the Issuer hired 3 new employees and 3 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

•
On October 11, 2022, IMC Holdings entered into a loan agreement with A.D.I. Car Alarms Stereo Systems Ltd (“ADI” and the “ADI Agreement”), to borrow a principal amount of NIS 10,500 thousands (approximately $4 million) at an annual interest of 15% (the “ADI Loan”), which is to be repaid within 12 months of the date of the ADI Agreement. The ADI Loan is secured by a second rank land charge on the Logistics Center of Adjupharm. In addition, CEO and Director of the Company, provided a personal guarantee to ADI should the security not be sufficient to cover the repayment of the ADI Loan.

On October 25, 2023, IMC Holdings and ADI signed an amendment to the ADI Agreement, extending the loan period by an additional 3 months, until January 24, 2024. During this extended period, the interest rate is 15%, with associated fees and commissions of 3% per annum for the application fee and an origination fee of 3% per annum.

On February 26, 2024 IMC Holdings and ADI signed a second amendment to the ADI Agreement, extending the loan period until April 15, 2024 in the same terms as the first amendment.

•	Please refer to the details regarding the Loan from Kadimastem concerning the Proposed Transaction outlined in clause 1 above.

14.	Provide details of any securities issued and options or warrants granted.

Not Applicable.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

As of February 2023, and to date, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

The Israeli ministry of health announced the anticipated medical cannabis regulatory reform on August 7, 2023 (the "Reform"). The new regulations will remove many of the heavy regulations in the sector, making medical cannabis more accessible to patients as well as boosting export, all of which may materially and positively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical. On December 8, 2023, the Issuer announced a 3-month delay of the anticipated Reform. Due to the Israel-Hamas war, the anticipated implementation of the Reform, originally scheduled for December 29, 2023, has been postponed by three months. For further explanation please see section 1 above.

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has an impact on the company's business operations. The company has suffered a negative impact in Q4 2023 and there will be a potential positive effect in the medium to long term. The company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

While there are damages, it is still too early to fully assess the extent of their impact. However, the first and certain effect of the war is the postponement of the medical cannabis reform, which was initially set to commence on December 29, 2023.

Additionally, based on data published by the Ministry of Health through the medical cannabis unit, there has been a significant increase in the number of patients with medical cannabis licenses since November 2023 and until now. At this stage, the Issuer is unable to assess whether this is a direct effect of the war, but it will likely be possible to evaluate this in the coming months.

Furthermore, the Israeli government has published a compensation outline in response to the impact of the war on businesses in Israel. The Issuer has submitted all the required forms according to the outlined criteria and has started to receive advances on future payments, though the full scope and timetables for their receipt are not yet known to the Issuer.

"Anti-Dumping” investigation into cannabis imports from Canada

On January 18, 2024 A notice on the Israeli Government’s website dated, was addressed to 10 different Canadian cannabis producers: Village Farms International, Organigram Holdings, Tilray Canada, Hexo Corp (owned by Tilray), The Green Organic Dutchman, Canopy Growth Corporation, SNDL, Cronos Group, Auxly Cannabis Group, Decibel Cannabis, and all the medical cannabis manufacturers in Canada who export their goods to Israel.

The Commissioner for Trade Levies at the Ministry of Economy and Industry, announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the export import of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry and a causal link between the imported imports and said damage.

The Ministry of Economy and Industry issued a formal notice to the public to respond to questionnaires regarding the "Anti-Dumping" investigation.

Further to several requests received from the parties and in accordance with section 27(b) of the Law on Trade Levies and Defense Measures, 1991 which states that "The Commissioner may, for special reasons that shall be recorded, extend the period specified in subsection (a) by an additional period that shall not exceed 30 days." (the emphasis is not in the original), the Commissioner decided that special conditions exist for extending the deadline for the submission of the required materials as part of the investigation into the export of medical cannabis to Israel from Canada for 10 days until March 10, 2024, Due to constraints presented by the parties following the "Iron Swords" war, mainly significant delays in the preparation of the materials due to the absence of many workers as part of the extensive recruitment in Israel for the reserve service at this time and due to the unique complexity of the Israeli cannabis market where many players are required to submit data both as producers and importer.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: March 6, 2024

Oren Shuster
Name of Director or Senior Officer
“Oren Shuster”
Signature
Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End February 2024	Date of Report YY/MM/D 2024/3/6
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 542815033
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/